UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2017

Ultratech, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-22248	94-3169580
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3050 Zanker Road, San Jose, California		95134
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code		(408) 321-8835

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On February 2, 2017, Ultratech, Inc., a Delaware corporation (the “Company”), Veeco Instruments Inc., a Delaware corporation (“Parent”) and Ulysses Acquisition Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the time the Merger becomes effective (the “Effective Time”), each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Stock”) (other than shares of Company Stock owned by Parent or Merger Subsidiary and shares of treasury stock held by the Company, which will be cancelled without consideration, and holders of Company Stock, if any, who properly exercise their appraisal rights under the General Corporation Law of the State of Delaware) outstanding immediately prior to the Merger will be automatically cancelled and converted into the right to receive an amount equal to (a) $21.75 in cash, without interest (the “Cash Consideration”) and (b) 0.2675 of a share of the common stock of Parent (“Parent Common Stock”), par value $0.01 per share (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

Pursuant to the Merger Agreement, as of the Effective Time, (a) each outstanding option to purchase shares of Company Stock will fully vest and be canceled and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Company Stock subject to the option immediately prior to the Effective Time and (ii) the excess, if any, of the value of the Merger Consideration (expressed as a dollar amount) over the exercise price per share of the option (with any stock option with an exercise price per share that is greater than or equal to the value of the Merger Consideration being cancelled without payment); (b) each award of restricted stock units with respect to shares of Company Stock (“RSUs”) that is outstanding and vested immediately prior to the Effective Time (including those RSUs that become vested by their terms immediately prior to or as of the Effective Time) will be canceled and converted into the right to receive an amount in cash equal to (i) the number of vested RSUs subject to the award multiplied by (ii) the dollar value of the Merger Consideration; and (c) each award of RSUs that is outstanding and unvested at the Effective Time will be assumed by Parent and converted into a number of restricted stock units with respect to Parent’s common stock determined by multiplying the number of unvested RSUs by the ratio of the dollar value of the Merger Consideration per share of Company Stock to the volume weighted average trading price of Parent’s common stock over the period of five trading days ending on the day before the closing of the Merger.

The closing of the Merger is subject to the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Stock (the “Company Stockholder Approval”). The closing of the Merger is also subject to various customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; the absence of any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction enjoining or otherwise prohibiting the consummation of the Merger; the Securities and Exchange Commission (the “SEC”) having declared effective a Form S-4 with respect to, and the authorization on the Nasdaq Global Select Market of, the shares of Parent Common Stock issuable in connection with the Merger; the accuracy of the representations and warranties contained in the Merger Agreement; compliance with the covenants and agreements in the Merger Agreement in all material respects; and no material adverse effect on either the Company or Parent. The closing of the Merger is not subject to a financing condition.

The Company has made customary representations and warranties in the Merger Agreement, including a representation regarding the Company’s available cash, including, among others, covenants (a) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger, (b) not to engage in specified types of transactions during this period unless agreed to in writing by Parent, (c) to convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval and (d) subject to certain exceptions, not to withdraw, withhold, modify or qualify in a manner adverse to Parent the recommendation of the board of directors of the Company (the “Board”) that the Company’s stockholders adopt the Merger Agreement.

The Merger Agreement contains certain termination rights, including the right of the Company to terminate the Merger Agreement under specified circumstances to accept an unsolicited superior proposal from a third party. The Merger Agreement provides that, upon termination of the Merger Agreement by the Company or Parent under specified circumstances (including termination by the Company to accept a superior proposal), a termination fee of $26,500,000 will be payable by the Company to Parent. The Company termination fee is also payable under certain other specified circumstances set forth in the Merger Agreement. The Merger Agreement also provides that each party to the Merger Agreement may compel the other party or parties thereto to specifically perform its or their obligations under the Merger Agreement. Subject to certain exceptions and limitations, either party may terminate the Merger Agreement if the Merger is not consummated by October 30, 2017.

Support Agreement

In connection with the Merger Agreement, certain stockholders of the Company (including certain members of the Company’s management and all members of Board) who are beneficial owners of approximately 3.7% of the outstanding shares of Company Stock entered into a Support Agreement, dated February 2, 2017, with Parent whereby such stockholders agreed, among other things, to vote the shares of Company Stock owned and/or controlled by such stockholder in favor of approval of the Merger, adoption of the Merger Agreement and the consummation of the Merger, as well as such other matters set forth in the Support Agreements. Each Support Agreement also contains a “lock-up” provision that, subject to limited exceptions, prevents the stockholders party thereto from transferring their shares of Company Stock. Each Support Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement and (iii) the date on which the Board changes its recommendation that the Company’s stockholders adopt the Merger Agreement

The foregoing description of the Merger Agreement and the Support Agreement do not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the form of Support Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement is attached as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 2, 2017, the Board approved and adopted an amendment to the Amended and Restated Bylaws (the “Bylaw Amendment”). The Bylaw Amendment became effective on February 2, 2017.

The Bylaw Amendment provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Company’s Certificate of Incorporation or Bylaws (as either may be amended from time to time) or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any state court located within the State of Delaware or the federal district court for the District of Delaware). Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company is deemed to have notice of and consented to the provisions of the Bylaw Amendment. The foregoing description of the Bylaw Amendment does not purport to be complete and is qualified in its entirety by reference to the Bylaw Amendment, which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01.	Other Events.

On February 2, 2017, the Company and Parent issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of February 2, 2017, among Ultratech, Inc., Veeco Instruments Inc. and Ulysses Acquisition Subsidiary Corp.

3.1	Amendment to the Amended and Restated Bylaws of Ultratech, Inc.

10.1	Form of Support Agreement

99.1	Press Release issued February 2, 2017

*	All schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Additional Information and Where to Find It

In connection with the proposed acquisition of Ultratech (“Ultratech”) by Veeco (“Veeco”) pursuant to the terms of an Agreement and Plan of Merger by and among Ultratech, Veeco and Merger Subsidiary, Veeco will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of Ultratech and a prospectus of Veeco, which proxy statement/prospectus will be mailed or otherwise disseminated to Ultratech’s stockholders when it becomes available. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements) because they will contain important information. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Veeco and Ultratech, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.Ultratech.com or www.Veeco.com.

Participants in Solicitation

Veeco, Ultratech and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Ultratech in connection with the proposed transaction. Information about Veeco’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 25, 2016 and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 22, 2016. Information about Ultratech’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 26, 2016, Amendment No. 1 to its Annual Report on Form 10-K, which was filed with the SEC on April 22, 2016, and the proxy statements for its 2016 annual meeting of stockholders, which were filed with the SEC on June 10 and June 13, 2016. Investors may obtain more detailed information regarding the direct and indirect interests of the Veeco, Ultratech and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Veeco’s proposed acquisition of Ultratech, Ultratech’s and Veeco’s expected financial performance, as well as

Ultratech’s and Veeco’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that Ultratech may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. In addition, please refer to the documents that Ultratech and Veeco file with the SEC on Forms 10-K, 10-Q and 8-K. The filings by Ultratech and Veeco identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication nor, in the case of any document incorporated by reference, the date of that document. Neither Ultratech nor Veeco is under any duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2017

ULTRATECH, INC.

By:	/s/ Bruce R. Wright
Bruce R. Wright
Senior Vice President, Finance and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger dated as of February 2, 2017 among Ultratech, Inc., Veeco Instruments Inc. and Ulysses Acquisition Subsidiary Corp.

3.1	Amendment to the Amended and Restated Bylaws of Ultratech, Inc.

10.1	Form of Support Agreement

99.1	Press Release issued February 2, 2017

*	All schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.